August 21, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rule 17g-1 Filing for its Business Development Companies and Interval Fund Managed by Affiliates of Oak Hill Advisors, L.P. (the “Funds”):

Ladies and Gentlemen:

Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, as amended (the “1940 Act”), the following documents are hereby submitted for filing with the Securities and Exchange Commission:

i.	A copy of the updated joint fidelity blanket bond (the “Bond”) executed on behalf of the Funds and providing for coverage of $7.5 million issued by Federal Insurance Company (“Chubb”) acting as lead underwriter during the policy term for the period November 3, 2023 to November 3, 2024*;

ii.	A copy of the new resolutions of the Board of Managers/Trustees of the Funds, including a majority of the Managers/Trustees who are not “interested persons” (as defined by Section 2(a)(19) of the 1940 Act), approving the amount, type, form, coverage of the Bond and the portion of the premium to be paid by each Fund, and allocation of premiums and recoveries under the Bond;

iii.	A copy of the updated joint fidelity bond agreement concerning the allocation of premiums and recoveries under the Bond; and

iv.	A chart that shows for each Fund (i) the fund’s gross assets; and (ii) the amount of the single insured bond that would have been provided and maintained had the Fund not been named as an insured under a joint insured bond.

Please note that the premium for the period November 3, 2023 to November 3, 2024 has been paid in its entirety.

Should you have any questions, please contact Jennifer L. Whitman at (410) 577-4823.

Yours truly,

/s/ Gerald Waldt
Gerard Waldt
Chief Financial Officer for the following Funds
•	OHA Senior Private Lending Funds (U) LLC (“ULEND”)
•	T. Rowe Price OHA Select Private Credit Fund (“OCREDIT”)
•	T. Rowe Price OHA Flexible Credit Income Fund (“OFLEX”)

Enclosures

cc: Jennifer L Whitman

* The initial limits were $5 million; however, with the addition of the interval fund, the limits were increased to $7.5 million for the remaining bond period (June 26, 2024 to November 3, 2024).

Endorsement Amending the Bond

FEDERAL INSURANCE COMPANY

	Endorsement No.	6

	Bond Number:	82631424

NAME OF ASSURED: T. ROWE PRICE OHA SELECT PRIVATE CREDIT FUND

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company.

INSURING CLAUSE		SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1.	Employee	$7,500,000	$0
2.	On Premises	$7,500,000	$50,000
3.	In Transit	$7,500,000	$50,000
4.	Forgery or Alteration	$7,500,000	$50,000
5.	Extended Forgery	$7,500,000	$50,000
6.	Counterfeit Money	$7,500,000	$50,000
7.	Threats to Person	$7,500,000	$50,000
8.	Computer System	$7,500,000	$50,000
9.	Voice Initiated Funds Transfer Instruction	$7,500,000	$50,000
10.	Uncollectible Items of Deposit	$7,500,000	$50,000
11.	Audit Expense	$50,000	$50,000

This Endorsement applies to loss discovered after 12:01 a.m. on June 26, 2024.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: August 21, 2024

ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: June 26, 2024	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 7
To be attached to and
form a part of Policy No. 82631424

Issued _ to: T. ROWE PRICE OHA SELECT PRIVATE CREDIT FUND

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

OHA Senior Private Lending Fund (U), LLC (ULEND)

T. Rowe Price OHA Select Private Credit Fund

T. Rowe Price OHA Flexible Credit Income Fund

This Endorsement applies to loss discovered after 12:01 a.m. on June 26, 2024.

All other terms, conditions and limitations of this Policy shall remain unchanged.

ICAP Bond
Form 17-02-0949 (Rev. 1-97)	Page 1 of 1

AON RISK SERVICES NORTHEAST INC.
ATTN:	Daniel Diaz
165 BROADWAY 33RD FLOOR
NEW YORK, NY 10006

INSURED:	T. ROWE PRICE OHA SELECT PRIVATE CREDIT FUND
PRODUCT:	DFIBond
POLICY NO:	82631424
TRANSACTION:	RENL_RW

ORIGINAL BOND

Chubb Group of Insurance Companies	DECLARATIONS
202B Hall’s Mill Road	FINANCIAL INSTITUTION INVESTMENT

Whitehouse Station, NJ 08889	COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its Subsidiaries):	Number:	Bond	82631424

T. ROWE PRICE OHA SELECT PRIVATE CREDIT FUND

1 VANDERBILT AVE, 16TH FLOOR
FEDERAL INSURANCE COMPANY
NEW YORK, NY	10017		Incorporated under the laws of Indiana
a stock insurance company herein called the
COMPANY
Capital Center, 251 North Illinois, Suite 1100

Indianapolis, IN 46204-1927

12:01 a.m.
ITEM 1.	BOND PERIOD: from		on November 3, 2023
12:01 a.m.
		to	on November 3, 2024

ITEM 2.	LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

INSURING CLAUSE		SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1.	Employee	$5,000,000	$0
2.	On Premises	$5,000,000	$50,000
3.	In Transit	$5,000,000	$50,000
4.	Forgery or Alteration	$5,000,000	$50,000
5.	Extended Forgery	$5,000,000	$50,000
6.	Counterfeit Money	$5,000,000	$50,000
7.	Threats to Person	$5,000,000	$50,000
8.	Computer System	$5,000,000	$50,000
9.	Voice Initiated Funds Transfer Instruction	$5,000,000	$50,000
10.	Uncollectible Items of Deposit	$5,000,000	$50,000
11.	Audit Expense	$50,000	$50,000

ITEM 3.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING
ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

Endorsements 1-5

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

Insuring Clauses

Employee	1	.	Loss resulting directly from Larceny or Embezzlement committed by any Employee, alone or in collusion with others.

On Premises	2	.	Loss of Property resulting directly from robbery, burglary, false pretenses, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the ASSURED, while such Property is lodged or deposited at premises located anywhere.

In Transit	3	.	Loss of Property resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere:

		a.	in an armored motor vehicle, including loading and unloading thereof,

		b.	in the custody of a natural person acting as a messenger of the ASSURED, or

		c.	in the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided, however, that covered Property transported in such manner is limited to the following:

(1)	written records,

(2)	securities issued in registered form, which are not endorsed or are restrictively endorsed, or

(3)	negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

Coverage under this INSURING CLAUSE begins immediately on the receipt of such Property by the natural person or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 1 of 19

Insuring Clauses
(continued)

Forgery Or Alteration	4	.	Loss resulting directly from:

		a.	Forgery on, or fraudulent material alteration of, any bills of exchange,
			checks, drafts, acceptances, certificates of deposits, promissory notes, due
			bills, money orders, orders upon public treasuries, letters of credit, other
			written promises, orders or directions to pay sums certain in money, or
			receipts for the withdrawal of Property, or

		b.	transferring, paying or delivering any funds or other Property, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an Investment Company, or of any financial institution or Employee but which instructions, advices or applications either bear a Forgery or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or Employee;

			excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery	5	.	Loss resulting directly from the ASSURED having, in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:

		a.	acquired, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original Securities, documents or other written instruments which prove to:

(1)	bear a Forgery or a fraudulently material alteration,

(2)	have been lost or stolen, or

(3)	be Counterfeit, or

b.	guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any Securities, documents or other written instruments.

Actual physical possession, and continued actual physical possession if taken as collateral, of such Securities, documents or other written instruments by an
Employee, Custodian, or a Federal or State chartered deposit institution of the
ASSURED is a condition precedent to the ASSURED having relied on such items.
Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 2 of 19

Insuring Clauses

Extended Forgery			For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile
(continued)			signature is treated the same as a handwritten signature.

Counterfeit Money	6	.	Loss resulting directly from the receipt by the ASSURED in good faith of any
			Counterfeit money.

Threats To Person	7	.	Loss resulting directly from surrender of Property away from an office of the
			ASSURED as a result of a threat communicated to the ASSURED to do bodily
			harm to an Employee as defined in SECTION 1.e. (1), (2) and (5), a Relative or
			invitee of such Employee, or a resident of the household of such Employee, who
			is, or allegedly is, being held captive provided, however, that prior to the surrender
			of such Property:

		a.	the Employee who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

		b.	the ASSURED has made a reasonable effort to notify the Federal Bureau of
			Investigation and local law enforcement authorities concerning such threat.

			It is agreed that for purposes of this INSURING CLAUSE, any Employee of the
			ASSURED, as set forth in the preceding paragraph, shall be deemed to be an
			ASSURED hereunder, but only with respect to the surrender of money, securities
			and other tangible personal property in which such Employee has a legal or
			equitable interest.

Computer System	8	.	Loss resulting directly from fraudulent:

		a.	entries of data into, or

		b.	changes of data elements or programs within,

			a Computer System, provided the fraudulent entry or change causes:

(1)	funds or other property to be transferred, paid or delivered,

(2)	an account of the ASSURED or of its customer to be added, deleted, debited or credited, or

(3)	an unauthorized account or a fictitious account to be debited or credited.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 3 of 19

Insuring Clauses
(continued)

Voice Initiated Funds	9	.	Loss resulting directly from Voice Initiated Funds Transfer Instruction directed
Transfer Instruction			to the ASSURED authorizing the transfer of dividends or redemption proceeds of
Investment Company shares from a Customer’s account, provided such Voice
Initiated Funds Transfer Instruction was:

		a.	received at the ASSURED’S offices by those Employees of the ASSURED specifically authorized to receive the Voice Initiated Funds Transfer Instruction,

		b.	made by a person purporting to be a Customer, and

		c.	made by said person for the purpose of causing the ASSURED or Customer to sustain a loss or making an improper personal financial gain for such person or any other person.

In order for coverage to apply under this INSURING CLAUSE, all Voice Initiated
Funds Transfer Instructions must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the
COMPANY.

Uncollectible Items of	10	.	Loss resulting directly from the ASSURED having credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:
Deposit

		a.	redemptions or withdrawals to be permitted,

		b.	shares to be issued, or

		c.	dividends to be paid,

from an account of an Investment Company.

			In order for coverage to apply under this INSURING CLAUSE, the ASSURED
			must hold Items of Deposit for the minimum number of days stated in the
			APPLICATION before permitting any redemptions or withdrawals, issuing any
			shares or paying any dividends with respect to such Items of Deposit.

			Items of Deposit shall not be deemed uncollectible until the ASSURED’S
			standard collection procedures have failed.

Audit Expense	11	.	Expense incurred by the ASSURED for that part of the cost of audits or
			examinations required by any governmental regulatory authority or self-regulatory
			organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this
Bond.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 4 of 19

General Agreements

Additional Companies	A.	If more than one corporation, or Investment Company, or any combination of
Included As Assured		them is included as the ASSURED herein:

		(1)	The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

		(2)	Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The
COMPANY shall furnish each Investment Company with a copy of the
Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

		(3)	The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.

		(4)	Knowledge possessed or discovery made by any partner, director, trustee,

officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

(5)	If the first named ASSURED ceases for any reason to be covered under this
Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.

Representation Made By	B.	The ASSURED represents that all information it has furnished in the
Assured		APPLICATION for this Bond or otherwise is complete, true and correct. Such
APPLICATION and other information constitute part of this Bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 5 of 19

General Agreements
(continued)

Additional Offices Or	C.	If the ASSURED, other than an Investment Company, while this Bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the ASSURED shall not have the coverage afforded under this Bond for loss which has:
Employees - Consolidation,
Merger Or Purchase Or
Acquisition Of Assets Or

Liabilities - Notice To	(1)	occurred or will occur on premises, or
Company
	(2)	been caused or will be caused by an employee, or
	(3)	arisen or will arise out of the assets or liabilities,
of such institution, unless the ASSURED:
	a.	gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and
	b.	obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and
	c.	on obtaining such consent, pays to the COMPANY an additional premium.

Change Of Control -	D.	When the ASSURED learns of a change in control (other than in an Investment
Notice To Company		Company), as set forth in Section 2(a) (9) of the Investment Company Act of
		1940,	the ASSURED shall within sixty (60) days give written notice to the
COMPANY setting forth:
		(1)	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),
		(2)	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and
		(3)	the total number of outstanding voting securities.
Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Court Costs And	E.	The COMPANY will indemnify the ASSURED for court costs and reasonable
Attorneys’ Fees		attorneys’ fees incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING

CLAUSE 1., this Section shall only apply in the event that:
(1)	an Employee admits to being guilty of Larceny or Embezzlement,
(2)	an Employee is adjudicated to be guilty of Larceny or Embezzlement, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 6 of 19

General Agreements

Court Costs And	(3) in the absence of 1 or 2 above, an arbitration panel agrees, after a review of
Attorneys’ Fees	an agreed statement of facts between the COMPANY and the ASSURED,
(continued)	that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.
The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney’s fees incurred in defending all or part of such suit or legal proceeding.

If the amount demanded in any such suit or legal proceeding is in excess of the
LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable
INSURING CLAUSE, the COMPANY’S liability for court costs and attorney’s fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney’s fees incurred that the LIMIT OF
LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING
CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

If the amount demanded is any such suit or legal proceeding is in excess of the
DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM
2.	of the DECLARATIONS for the applicable INSURING CLAUSE, the
COMPANY’S liability for court costs and attorney’s fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney’s fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

Amounts paid by the COMPANY for court costs and attorneys’ fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 7 of 19

Conditions and
Limitations

Definitions	1	.	As used in this Bond:

a.	Computer System means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

b.	Counterfeit means an imitation of an actual valid original which is intended to deceive and be taken as the original.

c.	Custodian means the institution designated by an Investment Company to maintain possession and control of its assets.

d.	Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds Transfer Instruction.

e.	Employee means:

(1)	an officer of the ASSURED,

(2)	a natural person while in the regular service of the ASSURED at any of the ASSURED’S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal
Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

(3)	a guest student pursuing studies or performing duties in any of the
ASSURED’S premises,

(4)	an attorney retained by the ASSURED and an employee of such
attorney while either is performing legal services for the ASSURED,

(5)	a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED’S supervision at any of the ASSURED’S premises,

(6)	an employee of an institution merged or consolidated with the
ASSURED prior to the effective date of this Bond,

(7)	a director or trustee of the ASSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the ASSURED, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 8 of 19

Conditions and
Limitations

Definitions	(8)		each natural person, partnership or corporation authorized by written
(continued)			agreement with the ASSURED to perform services as electronic data
			processor of checks or other accounting records related to such checks but
			only while such person, partnership or corporation is actually performing
			such services and not:

		a.	creating, preparing, modifying or maintaining the ASSURED’S
computer software or programs, or

	b.	acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the ASSURED,

(9)		any partner, officer or employee of an investment advisor, an underwriter
(distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to
Property of an Investment Company.

The term Employee shall not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

a.	which is not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company or of the investment advisor or underwriter (distributor) of such Investment Company, or

b.	which is a “bank” (as defined in Section 2(a) of the Investment
Company Act of 1940).

This Bond does not afford coverage in favor of the employers of persons as set forth in e. (4), (5) and (8) above, and upon payment to the ASSURED by the COMPANY resulting directly from Larceny or Embezzlement committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the ASSURED’S rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the ASSURED to the COMPANY, and the ASSURED shall execute all papers necessary to secure to the COMPANY the rights provided for herein.

Each employer of persons as set forth in e.(4), (5) and (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.

Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered Employees.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 9 of 19

Conditions and
Limitations

Definitions	f.	Forgery means the signing of the name of another natural person with the intent to deceive but does not mean a signature which consists in whole or in part of one’s own name, with or without authority, in any capacity for any purpose.
(continued)

	g.	Investment Company means any investment company registered under the Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

	h.	Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

i.	Larceny or Embezzlement means larceny or embezzlement as defined in
Section 37 of the Investment Company Act of 1940.

j.	Property means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-
sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers’ letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the
ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the
ASSURED’S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

k.	Relative means the spouse of an Employee or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such
Employee or partner and being related to them by blood, marriage or legal guardianship.

l.	Securities, documents or other written instruments means original
(including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 10 of 19

Conditions and
Limitations

Definitions	m.	Subsidiary means any organization that, at the inception date of this Bond, is named in the APPLICATION or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.
(continued)

	n.	Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

	o.	Voice Initiated Election means any election concerning dividend options available to Investment Company shareholders or subscribers which is requested by voice over the telephone.

		p.	Voice Initiated Redemption means any redemption of shares issued by an
			Investment Company which is requested by voice over the telephone.

		q.	Voice Initiated Funds Transfer Instruction means any Voice Initiated
			Redemption or Voice Initiated Election.

		For the purposes of these definitions, the singular includes the plural and the
		plural includes the singular, unless otherwise indicated.

General Exclusions -	2	.	This bond does not directly or indirectly cover:
Applicable to All Insuring	a.	loss not reported to the COMPANY in writing within sixty (60) days after
Clauses		termination of this Bond as an entirety;

	b.	loss due to riot or civil commotion outside the United States of America and
Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

	c.	loss resulting from the effects of nuclear fission or fusion or radioactivity;

	d.	loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

	e.	damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

f.	costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;

g.	loss resulting from indirect or consequential loss of any nature;

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 11 of 19

Conditions and
Limitations

General Exclusions -	h.	loss resulting from dishonest acts by any member of the Board of Directors
Applicable to All Insuring		or Board of Trustees of the ASSURED who is not an Employee, acting
Clauses		alone or in collusion with others;
(continued)	i.	loss, or that part of any loss, resulting solely from any violation by the
ASSURED or by any Employee:

(1)	of any law regulating:
	a.	the issuance, purchase or sale of securities,
	b.	securities transactions on security or commodity exchanges or the over the counter market,
	c.	investment companies,
	d.	investment advisors, or

(2)	of any rule or regulation made pursuant to any such law; or
	j.	loss of confidential information, material or data;
	k.	loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING
CLAUSE 7. or 9.

Specific Exclusions -	3	.	This Bond does not directly or indirectly cover:
Applicable To All Insuring	a.	loss caused by an Employee, provided, however, this Section 3.a. shall not
Clauses Except Insuring		apply to loss covered under INSURING CLAUSE 2. or 3. which results
Clause 1.		directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property;
	b.	loss through the surrender of property away from premises of the ASSURED as a result of a threat:
(1) to do bodily harm to any natural person, except loss of Property in transit in the custody of any person acting as messenger of the
ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, and provided further that this Section 3.b. shall not apply to INSURING CLAUSE 7., or
(2) to do damage to the premises or Property of the ASSURED;
	c.	loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;
	d.	loss involving Items of Deposit which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING
CLAUSE 10.;
	e.	loss of property while in the mail;

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 12 of 19

Conditions and
Limitations

Specific Exclusions -	f.	loss resulting from the failure for any reason of a financial or depository
Applicable To All Insuring		institution, its receiver or other liquidator to pay or deliver funds or other
Clauses Except Insuring		Property to the ASSURED provided further that this Section 3.f. shall not
Clause 1.		apply to loss of Property resulting directly from robbery, burglary,

(continued)				misplacement, mysterious unexplainable disappearance, damage, destruction or removal from the possession, custody or control of the
ASSURED.

			g.	loss of Property while in the custody of a Transportation Company, provided however, that this Section 3.g. shall not apply to INSURING
CLAUSE 3.;

			h.	loss resulting from entries or changes made by a natural person with authorized access to a Computer System who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED’s Computer System; or

			i.	loss resulting directly or indirectly from the input of data into a Computer
System terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer’s authentication mechanism.

Specific Exclusions -	4	.	This bond does not directly or indirectly cover:

Applicable To All Insuring			a.	loss resulting from the complete or partial non-payment of or default on any
Clauses Except Insuring				loan whether such loan was procured in good faith or through trick, artifice,
Clauses 1., 4., And 5.				fraud or false pretenses; provided, however, this Section 4.a. shall not apply to INSURING CLAUSE 8.;

			b.	loss resulting from forgery or any alteration;

			c.	loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.

Limit Of Liability/Non-	5	.	At all times prior to termination of this Bond, this Bond shall continue in force for
Reduction And Non-			the limit stated in the applicable sections of ITEM 2. of the DECLARATIONS,
Accumulation Of Liability			notwithstanding any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:

			a.	any one act of burglary, robbery or hold-up, or attempt thereat, in which no
Employee is concerned or implicated, or

b.	any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or

c.	all acts, other than those specified in a. above, of any one person, or

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 13 of 19

Conditions and
Limitations

Limit Of Liability/Non- Reduction And Non- Accumulation Of Liability (continued)	d.	any one casualty or event other than those specified in a., b., or c. above,

shall be deemed to be one loss and shall be limited to the applicable LIMIT OF

LIABILITY stated in ITEM 2. of the DECLARATIONS of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

All acts, as specified in c. above, of any one person which

i.	directly or indirectly aid in any way wrongful acts of any other person or persons, or

ii.	permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery	6.	This Bond applies only to loss first discovered by an officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of an officer of the ASSURED being aware of:

		a.	facts which may subsequently result in a loss of a type covered by this Bond,
			or

		b.	an actual or potential claim in which it is alleged that the ASSURED is liable
			to a third party,

		regardless of when the act or acts causing or contributing to such loss occurred,
		even though the amount of loss does not exceed the applicable
		DEDUCTIBLE
		AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company -	7.	a.	The ASSURED shall give the COMPANY notice thereof at the earliest practicable moment, not to exceed sixty (60) days after discovery of loss, in an amount that is in excess of 50% of the applicable DEDUCTIBLE AMOUNT, as stated in ITEM 2. of the DECLARATIONS.
Proof - Legal Proceedings
Against Company

		b.	The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.

c.	Securities listed in a proof of loss shall be identified by certificate or bondnumbers, if issued with them.

d.	Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

e.	This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 14 of 19

Conditions and
Limitations

Notice To Company -Proof - Legal Proceedings Against Company (continued)	f.	Proof of loss involving Voice Initiated Funds Transfer Instruction shall include electronic recordings of such instructions.

Deductible Amount	8.

The COMPANY shall not be liable under any INSURING CLAUSES of this  Bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the ASSURED, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

Valuation	9.	BOOKS OF ACCOUNT OR OTHER RECORDS
The value of any loss of Property consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

The value of any loss of Property other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such Property on the business day immediately preceding discovery of such loss provided, however, that the value of any Property replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such Property shall be the actual market value at the time of replacement.

In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties.

OTHER PROPERTY

The value of any loss of Property, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such Property with Property of like quality and value, whichever is less.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 15 of 19

Conditions and
Limitations
(continued)

Securities Settlement	10.	In the event of a loss of securities covered under this Bond, the COMPANY may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

		The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANY’S indemnity shall be:

		a.	for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT - one hundred (100%) percent;

		b.	for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;

c.	for securities having a value greater than the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

The value referred to in Section 10.a., b., and c. is the value in accordance with Section 9, Valuation, regardless of the value of such securities at the time the loss under the COMPANY’S indemnity is sustained.

The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

The ASSURED shall pay the proportion of the Company’s premium charge for the Company’s indemnity as set forth in Section 10.a., b., and c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

Subrogation - Assignment –	11.	In the event of a payment under this Bond, the COMPANY shall be subrogated to all of the ASSURED’S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED’S rights, title and interest and causes of action against any person or entity to the extent of such payment.
Recovery

		Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

		a.	first, to the satisfaction of the ASSURED’S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY,

b.	second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED’S claim,

c.	third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE
AMOUNT, and

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 16 of 19

Conditions and
Limitations

Subrogation - Assignment –Recovery(continued)		d.	fourth, to the ASSURED in satisfaction of any loss suffered by the ASSURED which was not covered under this Bond.

Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

Cooperation Of Assured	12.	At the COMPANY’S request and at reasonable times and places designated by the COMPANY, the ASSURED shall:

		a.	submit to examination by the COMPANY and subscribe to the same under oath,

		b.	produce for the COMPANY’S examination all pertinent records, and

		c.	cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination	13.	If the Bond is for a sole ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the COMPANY to all ASSURED Investment Companies and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

This Bond will terminate as to any one ASSURED, other than an Investment
Company:

a.	immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or

b.	immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

c.	immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the

ASSURED or pro rata if terminated for any other reason.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 17 of 19

Conditions and Limitations

Termination (continued)

If any partner, director, trustee, or officer or supervisory employee of an ASSURED not acting in collusion with an Employee learns of any dishonest act committed by such Employee at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, the ASSURED:

		a.	shall immediately remove such Employee from a position that would enable such Employee to cause the ASSURED to suffer a loss covered by this
Bond; and

		b.	within forty-eight (48) hours of learning that an Employee has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.

The COMPANY may terminate coverage as respects any Employee sixty (60)

days after written notice is received by each ASSURED Investment Company and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such Employee.

Other Insurance	14.	Coverage under this Bond shall apply only as excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

		a.	the ASSURED,

		b.	a Transportation Company, or

c.	another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

Conformity	15.

If any limitation within this Bond is prohibited by any law controlling this Bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change or Modification	16.

This Bond or any instrument amending or affecting this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60)

days after written notice has been furnished to the Securities and Exchange

Commission, Washington, D.C., by the acting party.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 18 of 19

Conditions And
Limitations

Change or Modification (continued)

If this Bond is for a joint ASSURED, no charge or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and to the Securities and Exchange Commission, Washington, D.C., by the

COMPANY.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 19 of 19

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: November 3, 2023	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 1
To be attached to and
form a part of Policy No. 82631424

Issued to: T. ROWE PRICE OHA SELECT PRIVATE CREDIT FUND

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

14-02-9228 (2/2010)

		ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: November 3, 2023	FEDERAL INSURANCE COMPANY
	Endorsement/Rider No.	2
	To be attached to and
	form a part of Bond No.	82631424

Issued to: T. ROWE PRICE OHA SELECT PRIVATE CREDIT FUND

DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION
ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1.	The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.
2.	The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:

If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and the Securities and Exchange Commission,

Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

17-02-2437 (12/2006) rev.

		ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: November 3, 2023	FEDERAL INSURANCE COMPANY
	Endorsement/Rider No.	3
	To be attached to and
	form a part of Bond No.	82631424

Issued to: T. ROWE PRICE OHA SELECT PRIVATE CREDIT FUND

NEW YORK AMENDATORY ENDORSEMENT

In consideration of the premium charged, it is agreed that:

1.	Any reference in the policy to the Superintendent of Insurance is hereby deleted and replaced with the Superintendent of Financial Services.
2.	Any reference in the policy to the Insurance Department is hereby deleted and replaced with the
Department of Financial Services.
The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.
All other terms, conditions and limitations of this Bond shall remain unchanged.

14-02-19952 (05/2013)

FEDERAL INSURANCE COMPANY

Endorsement No.:4

Bond Number:	82631424

NAME OF ASSURED: T. ROWE PRICE OHA SELECT PRIVATE CREDIT FUND

NEW YORK AMENDATORY ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.	By adding to Section 13, Termination, the following:
Bonds In Effect Sixty (60) Days Or Less
If this Bond has been in effect for less than sixty (60) days and if it is not a renewal Bond, the
COMPANY may terminate it for any reason by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least sixty (60) days before the effective date of termination.
Bonds In Effect More Than Sixty (60) Days

If this Bond has been in effect for sixty (60) days or more, or if it is a renewal of a Bond issued by the
COMPANY, it may be terminated by the COMPANY by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least sixty (60) days before the effective date of termination. Furthermore, when the Bond is a renewal or has been in effect for sixty
(60) days or more, the COMPANY may terminate only for one or more of the reasons stated in 1-7 below.
1.	Nonpayment of premium;
2.	Conviction of a crime arising out of acts increasing the hazard insured against ;
3.	Discovery of fraud or material misrepresentation in the obtaining of this Bond or in the presentation of a claim thereunder;
4.	Violation of any provision of this Bond that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current BOND PERIOD;
5.	If applicable, material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of this Bond, which results in the property becoming uninsurable in accordance with the COMPANY’s objective, uniformly applied underwriting standards in effect at the time this Bond was issued or last renewed; or material change in the nature or extent of this
Bond occurring after issuance or last annual renewal anniversary date of this Bond, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time this Bond was issued or last renewed;

ICAP Bond - New York

Form 17-02-2863 (Rev. 7-03) Page 1

6.	A determination by the Superintendent of Insurance that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY’s policyholders, creditors or the public, or continuing the Bond itself would place the COMPANY in violation of any provision of the New
York Insurance Code; or
7.	Where the COMPANY has reason to believe, in good faith and with sufficient cause, that there is a probable risk or danger that the Property will be destroyed by the ASSURED for the purpose of collecting the insurance proceeds.

Notice Of Termination
Notice of termination under this SECTION shall be mailed to the ASSURED and to the authorized agent or broker, if any, at the address shown on the DECLARATIONS of this Bond. The COMPANY, however, may deliver any notice instead of mailing it.
Return Premium Calculations
The COMPANY shall refund the unearned premium computed pro rata if this Bond is terminated by the
COMPANY.”
2.	By adding a new Section reading as follows:
“Section 17. Election To Conditionally Renew / Nonrenew This Bond
Conditional Renewal
If the COMPANY conditionally renews this Bond subject to:
	1.	Change of limits of liability ;
	2.	Change in type of coverage;
	3.	Reduction of coverage;
4.	Increased deductible;
5.	Addition of exclusion; or
6.	Increased premiums in excess of 10%, exclusive of any premium increase due to and commensurate with insured value added; or as a result of experience rating, retrospective rating or audit; the COMPANY shall send notice as provided in Notices Of Nonrenewal And Conditional
Renewal immediately below.
Notices Of Nonrenewal And Conditional Renewal
1.	If the COMPANY elects not to renew this Bond, or to conditionally renew this Bond as provided herein, the COMPANY shall mail or deliver written notice to the ASSURED at least sixty (60) but not more than one hundred twenty (120) days before:
	a.	The expiration date; or
	b.	The anniversary date if this Bond has been written for a term of more than one year.

ICAP Bond - New York

Form 17-02-2863 (Rev. 7-03) Page 2

2.	Notice shall be mailed or delivered to the ASSURED at the address shown on the
DECLARATIONS of this Bond and the authorized agent or broker, if any. If notice is mailed, proof of mailing shall be sufficient proof of notice.

	3.	Paragraphs 1. and 2. immediately above shall not apply when the ASSURED, authorized agent or broker, or another insurer has mailed or delivered written notice to the COMPANY that the Bond has been replaced or is no longer desired.
3.	By adding to General Agreement B., Representations Made By Assured, the following:
No misrepresentation shall be deemed material unless knowledge by the COMPANY would have lead to the COMPANY’S refusal to write this Bond.

This Endorsement applies to loss discovered after 12:01 a.m. on November 3, 2023.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 18, 2023

ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: November 3, 2023	FEDERAL INSURANCE COMPANY Endorsement/Rider No. 5 To be attached to and form a part of Policy No. 82631424

Issued _ to: T. ROWE PRICE OHA SELECT PRIVATE CREDIT FUND

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

T. Rowe Price OHA Select Private Credit Fund (OCREDIT)

OHA Senior Private Lending Fund (U), LLC (ULEND)

This Endorsement applies to loss discovered after 12:01 a.m. on November 3, 2023.

All other terms, conditions and limitations of this Policy shall remain unchanged.

ICAP Bond

Form 17-02-0949 (Rev. 1-97) Page 1 of 1

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage

(Chubb’s ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the

SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail.

The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

Chubb Producer Compensation

Practices & Policies

Chubb believes that policyholders should have access to information about Chubb’s practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.chubbproducercompensation.com [chubbproducercompensation.com] or by calling the following toll-free telephone number:

1-866-512-2862.

ALL-20887a (09/19)

T. Rowe Price OHA Flexible Credit Income Fund (“OFLEX”) Fidelity Bond Resolutions

Fidelity Bond

RESOLVED, that T. Rowe Price OHA Flexible Credit Income Fund (“Company”), OHA Senior Private Lending Funds (U) LLC and T. Rowe Price OHA Select Private Credit Fund and its subsidiaries, shall each be named as an insured under a joint fidelity bond having an aggregate coverage of $7,500,000 issued by a reputable fidelity insurance company, against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the Company from time to time, containing such provisions as may be required by the rules promulgated under the Investment Company Act of 1940, as amended (the “1940 Act”); and

RESOLVED, that the joint fidelity bond in the amount and form presented to the Board be, and the same hereby is, approved after consideration of all factors deemed relevant by the Board, including the amount of the bond, the expected value of the assets of the Company to which any person covered under the bond may have access, the estimated amount of the premium for such bond, the type and terms of the arrangements made for the custody and safekeeping of the Company’s assets, and the nature of the securities in the Company’s portfolio; and

RESOLVED, that the share of the premium to be allocated to the Company, OHA Senior Private Lending Funds (U) LLC and T. Rowe Price OHA Select Private Credit Fund and its subsidiaries for the bond, which is based upon their proportionate share of the sum of the premiums that would have been paid if such fidelity bond coverage had been purchased separately, be, and the same hereby is, approved, after the Board having given due consideration to, among other things, the number of other parties insured under the bond, the nature of the business activities of those other parties, the amount of the bond and the extent to which the share of the premium allocated to the Company under the bond is less than the premium the Company would have had to pay had it maintained a single insured bond; and

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized to obtain said fidelity bond with the other named insured under said bond providing that in the event that any recovery is received under the bond as a result of a loss sustained by the Company and also by the other named insured, the Company shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act; and

RESOLVED, that the Chief Financial Officer of the Company or his designee, be and hereby is designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (h) of Rule 17g-1 under the 1940 Act; and

RESOLVED, that the proposed Joint Fidelity Bond Agreement among the Company, OHA Senior Private Lending Funds (U) LLC and T. Rowe Price OHA Select Private Credit Fund and its subsidiaries as presented to the Board is approved by the Board, including a majority of the independent trustees, with such further changes therein as the officers of the Company may determine to be necessary or desirable and proper, with the advice of the Company’s counsel, the execution of said Joint Fidelity Bond Agreement by such officers to be conclusive evidence of such determination; and,

RESOLVED, that the appropriate officers of the Company be, and each of them hereby is, authorized to make any and all payments and to do any and all other acts, in the name of Company and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions.

OHA Senior Private Lending Funds (U) LLC (“ULEND”) Fidelity Bond Resolutions

THE UNDERSIGNED, being all of the members of the Board of Managers (“Managers” or the “Board”) of OHA Senior Private Lending Fund (U), LLC, a Delaware limited liability company (the “Company”), acting by unanimous written consent in accordance with Article 3, Section 3.4(v) of the Company’s Amended and Restated Limited Liability Company Agreement, hereby adopt the following resolutions without a meeting, with full force and effect as if adopted by the unanimous affirmative vote of the Board at a meeting duly called and constituted, to be effective as of the date indicated herein.

RESOLVED, that the Company, T. Rowe Price OHA Select Private Credit Fund and its subsidiaries and T. Rowe Price OHA Flexible Credit Income Fund, shall each be named as an insured under a joint fidelity bond having an aggregate coverage of $7,500,000 issued by a reputable fidelity insurance company, against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the Company from time to time, containing such provisions as may be required by the rules promulgated under the Investment Company Act of 1940, as amended (the “1940 Act”); and

RESOLVED, that the joint fidelity bond in the amount and form presented to the Board be, and the same hereby is, approved after consideration of all factors deemed relevant by the Board, including the amount of the bond, the expected value of the assets of the Company to which any person covered under the bond may have access, the estimated amount of the premium for such bond, the type and terms of the arrangements made for the custody and safekeeping of the Company’s assets, and the nature of the securities in the Company’s portfolio; and

RESOLVED, that the share of the premium to be allocated to the Company, T. Rowe Price OHA Select Private Credit Fund and its subsidiaries and T. Rowe Price OHA Flexible Credit Income Fund for the bond, which is based upon their proportionate share of the sum of the premiums that would have been paid if such fidelity bond coverage had been purchased separately, be, and the same hereby is, approved, after the Board having given due consideration to, among other things, the number of other parties insured under the bond, the nature of the business activities of those other parties, the amount of the bond and the extent to which the share of the premium allocated to the Company under the bond is less than the premium the Company would have had to pay had it maintained a single insured bond; and

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized to obtain said fidelity bond with the other named insureds under said bond providing that in the event that any recovery is received under the bond as a result of a loss sustained by the Company and also by the other named insureds, the Company shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act; and

RESOLVED, that the Chief Financial Officer of the Company or his designee, be and hereby is designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (h) of Rule 17g-1 under the 1940 Act; and

RESOLVED, that the proposed Joint Fidelity Bond Agreement among the Company, T. Rowe Price OHA Select Private Credit Fund and its subsidiaries and T. Rowe Price OHA Flexible Credit Income Fund as presented to the Board is approved by the Board, including a majority of the independent trustees, with such further changes therein as the officers of the Company may determine to be necessary or desirable and proper, with the advice of the Company’s counsel, the execution of said Joint Fidelity Bond Agreement by such officers to be conclusive evidence of such determination; and

RESOLVED, that the appropriate officers of the Company be, and each of them hereby is, authorized to approve the addition of T. Rowe Price OHA Flexible Credit Income Fund as a Named Insured in the Company’s existing joint liability policy.

IN WITNESS WHEREOF, the undersigned Managers have executed this written consent effective as of August 23, 2024.

/s/ Kathleen M. Burke
Kathleen M. Burke

/s/ Mark Manoff
Mark Manoff

/s/ Jonathan Morgan
Jonathan Morgan

/s/ Alan M. Schrager
Alan M. Schrager

/s/ Eric Muller
Eric Muller

T. Rowe Price OHA Select Private Credit Fund (“OCREDIT”) Fidelity Bond Resolutions

THE UNDERSIGNED, being all of the members of the Board of Trustees (“Trustees” or the “Board”) of T. Rowe Price OHA Select Private Credit Fund, a Delaware statutory trust and its subsidiaries (the “Company”), acting by unanimous written consent in accordance with Article IV, Section 4.13 of the Company’s Second Amended and Restated Declaration of Trust, hereby adopt the following resolutions without a meeting, with full force and effect as if adopted by the unanimous affirmative vote of the Board at a meeting duly called and constituted, to be effective as of the date indicated herein.

RESOLVED, that the Company, OHA Senior Private Lending Fund (U) LLC and T. Rowe Price OHA Flexible Credit Income Fund, shall each be named as an insured under a joint fidelity bond having an aggregate coverage of $7,500,000 issued by a reputable fidelity insurance company, against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the Company from time to time, containing such provisions as may be required by the rules promulgated under the Investment Company Act of 1940, as amended (the “1940 Act”); and

RESOLVED, that the joint fidelity bond in the amount and form presented to the Board be, and the same hereby is, approved after consideration of all factors deemed relevant by the Board, including the amount of the bond, the expected value of the assets of the Company to which any person covered under the bond may have access, the estimated amount of the premium for such bond, the type and terms of the arrangements made for the custody and safekeeping of the Company’s assets, and the nature of the securities in the Company’s portfolio; and

RESOLVED, that the share of the premium to be allocated to the Company, OHA Senior Private Lending Fund (U) LLC and T. Rowe Price OHA Flexible Credit Income Fund for the bond, which is based upon their proportionate share of the sum of the premiums that would have been paid if such fidelity bond coverage had been purchased separately, be, and the same hereby is, approved, after the Board having given due consideration to, among other things, the number of other parties insured under the bond, the nature of the business activities of those other parties, the amount of the bond and the extent to which the share of the premium allocated to the Company under the bond is less than the premium the Company would have had to pay had it maintained a single insured bond; and

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized to obtain said fidelity bond with the other named insureds under said bond providing that in the event that any recovery is received under the bond as a result of a loss sustained by the Company and also by the other named insureds, the Company shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act; and

RESOLVED, that the Chief Financial Officer of the Company or his designee, be and hereby is designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (h) of Rule 17g-1 under the 1940 Act; and

RESOLVED, that the proposed Joint Fidelity Bond Agreement among the Company,

OHA Senior Private Lending Fund (U) LLC and T. Rowe Price OHA Flexible Credit Income Fund as presented to the Board is approved by the Board, including a majority of the independent trustees, with such further changes therein as the officers of the Company may determine to be necessary or desirable and proper, with the advice of the Company’s counsel, the execution of said Joint Fidelity Bond Agreement by such officers to be conclusive evidence of such determination; and

RESOLVED, that the appropriate officers of the Company be, and each of them hereby is, authorized to approve the addition of T. Rowe Price OHA Flexible Credit Income Fund as a named insured in the Company’s existing joint liability policy.

IN WITNESS WHEREOF, the undersigned Trustees have executed this written consent effective as of August 23, 2024.

/s/ Kathleen M. Burke
Kathleen M. Burke

/s/ Mark Manoff
Mark Manoff

/s/ Jonathan Morgan
Jonathan Morgan

/s/ Alan M. Schrager
Alan M. Schrager

/s/ Eric Muller
Eric Muller

Joint Fidelity Bond Agreement

This Joint Fidelity Bond Agreement (“Agreement”) originally signed November 3, 2023 by and among T. Rowe Price OHA Select Private Credit Fund and OHA Senior Private Lending Fund (U) LLC, (collectively, the “Funds”, and each a “Fund”), both of which are named insureds on a certain fidelity bond underwritten Chubb (the “Insurer”) covering certain acts relating to the Funds (“Joint Fidelity Bond”) is being amended and updated on June 26, 2024 to capture the addition of T. Rowe Price OHA Flexible Credit Income Fund as an Insured and participant in this Joint Fidelity Bond Agreement.

WHEREAS, each Fund must purchase and maintain a bond as required by the Investment Company Act of 1940, as amended (“1940 Act”) and Rule 17g-1 promulgated thereunder under which such Fund is a named insured; and

WHEREAS, Rule 17g-1 requires that the named insureds under such a bond enter into an agreement with respect to certain matters; and

WHEREAS, the Funds each will benefit from their respective participation in the Joint Fidelity Bond in compliance with Rule 17g-1;

NOW THEREFORE, it is agreed as follows:

1.	The amount of coverage under the Joint Fidelity Bond shall at all times be at least equal in amount to the sum of the total amount of coverage that each Fund would have been required to provide and maintain individually pursuant to the schedule set forth in paragraph (d) of Rule 17g-1 had such Fund not been a named insured under the joint bond. The amount of fidelity coverage under the Joint Fidelity Bond shall be approved at least annually by the Board of Trustees or the Board of Managers (each, a “Board”), as applicable, of the Funds, including a majority of those Board members who are not “interested persons” of the Fund as defined by Section 2(a)(19) of the 1940 Act.
2.	In the event any recovery is received under the Joint Fidelity Bond as a result of a loss sustained by more than one insured, then each Fund sustaining such loss shall receive an equitable and proportionate share of the recovery, said proportion to be established by the ratio that the claim bears to the total amount claimed by all participants, but at least equal to the amount which each such Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1) under the 1940 Act (“Separate Bond”).
3.	In the event that the claims of loss of the insureds are so related that the Insurer is entitled to assert that the claims must be aggregated with the results that the total amount payable on such claims is limited to the face amount of the Joint Fidelity Bond, the following rules for determining the priorities among the Funds for satisfaction of the claims under the Joint Fidelity Bond shall apply:

A.	First, all claims of each Fund which have been duly proven and established under the Joint Fidelity Bond shall be satisfied up to the minimum amount of a Separate Bond for such Fund; and
B.	Second, the remaining amount of insurance, if any, shall then be applied to the claims of the Fund in proportion to the total of the unsatisfied amount of the claims of each Fund.
4.	No premium shall be paid under the Joint Fidelity Bond unless the majority of the Board of each Fund named as an insured therein who are not “interested persons” of such Funds as defined by Section 2(a)(19) of the 1940 Act, shall approve the allocation method and portion of the premium to be paid by each Fund taking all relevant factors into consideration

5.	Filing with the Commission. A copy of this Agreement and any amendments thereto shall be filed with the U.S. Securities and Exchange Commission.
6.	Notices. Each Fund shall, within ten days after making any claim under the Joint Fidelity Bond, provide the other Fund with written notice of the amount and nature of such claim. Each Fund shall, within ten days after the receipt thereof, provide the other Fund with written notice of the terms of settlement of any claim made under the Joint Fidelity Bond by such Fund.
7.	Term. The term of this Agreement shall commence on the date hereof and shall terminate upon the termination or cancellation of the Joint Fidelity Bond.
8.	Amendment. This Agreement may be amended by the parties hereto only if such amendment is approved by the Board of each Fund and such amendment is set forth in a written instrument executed by each Fund.
9.	Governing Law. This Agreement shall be construed in accordance with the laws of the State of New York.
10.	Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each insured has caused this Agreement to be executed by one of its officers thereunto duly authorized as of the date first above written.

T. Rowe Price OHA Select Private Credit Fund			OHA Senior Private Lending Fund (U) LLC

By:	/s/ Alan Schrager		By:	/s/ Alan Schrager
	Name:	Alan Schrager		Name:	Alan Schrager
	Title:	Chairman of the Board		Title:	Chairman of the Board

T. Rowe Price OHA Flexible Credit Income Fund

By:	/s/ Adam Kertzner
	Name:	Adam Kertzner
	Title:	Director

17g-1 Minimum Required Coverage Calculation

Fund	Gross Assets as of 10/31/23(A)	Minimum 17g-1 Required Coverage
OHA Senior Private Lending Fund (U) LLC (“ULEND”)	$409,123,593.83	$750,000
T. Rowe Price OHA Select Private Credit Fund (“OCREDIT”)	$1,249,963,046.49	$1,250,000
T. Rowe Price OHA Flexible Credit Income Fund (“OFLEX”)	(B)	$0
	$1,659,086,640.32	$2,000,000
Updated Amount of the Fidelity Bond in Effect as of June 26, 2024 is $7,500,000

(A)	This represents the Gross Assets of ULEND and OCREDIT used at the time of the bond renewal. Although both ULEND and OCREDIT calculate less than the required maximum limit, the bond is purchased at the maximum to ensure the funds remain in compliance as they launched.

(B)	OFLEX officially formed on June 26, 2024; therefore, the OFLEX did not have gross assets as of that date. In anticipation of the commencement of OFLEX’s operations and offerings and consistent with ULEND and OCREDIT, the fidelity bond limits were defaulted to the maximum amount of coverage required for OFLEX under Rule 17g-1.